GNC Corporation
                                300 Sixth Street
                         Pittsburgh, Pennsylvania 15222



November 5, 2004


VIA EDGAR & OVERNIGHT DELIVERY
------------------------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0408

          Re:   GNC Corporation
                Application for Withdrawal of
                Registration Statement on Form S-1 (Registration No. 333-116040)

Ladies and Gentlemen:

         On November 3, 2004, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), GNC Corporation, a Delaware corporation (the "Registrant"), filed an application to withdraw its Registration Statement on Form S-1 (Registration No. 333-116712), together with all amendments and exhibits thereto (the "Registration Statement"). However, this application inadvertently referenced the wrong registration number (333-116712). The Registrant hereby makes a corrected application for its Registration Statement on Form S-1 (Registration No. 333-116040), as filed on May 28, 2004 and amended on July 14, 2004, August 11, 2004, August 23, 2004 and August 27, 2004.

         The Registration Statement relates to an initial public offering of the Registrant's common stock. The Registrant is requesting withdrawal of its Registration Statement because it believes that current market conditions make proceeding with this offering unattractive at this time. The Registration Statement has not been declared effective by the Commission, and none of the Registrant's securities have been sold in connection with this offering. The Registrant may undertake a subsequent private offering of securities in reliance on Rule 155(c) of the Act.

         Accordingly, the Registrant hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. The Registrant also requests in accordance with Rule 457(p) promulgated under the Act that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use by the Registrant or any majority-owned subsidiary of the Registrant. Please fax a copy of the written order as soon as it is available to the Registrant, attention James Sander at (412) 338-8900, and to the attention of the Registrant's counsel, Jeffrey H. Cohen or Jennifer A. Bensch of Skadden, Arps, Slate, Meagher & Flom LLP, at (213) 687-5600. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted on the date that it is filed with the Commission unless, within fifteen (15) days after this application is filed, the Registrant receives notice from the Commission that this application will not be granted.

         If you should have any questions regarding this application, please do not hesitate to contact Mr. Cohen at 213-687-5288 or Ms. Bensch at 213-687-5951.

                                                 Very Truly Yours,


                                                 GNC Corporation

                                                 By:   Louis Mancini

                                                       /s/ Louis Mancini
                                                       ----------------------
                                                       President and Chief
                                                       Executive Officer